Exhibit 12
                        AMERICAN AIRLINES, INC.
           Computation of Ratio of Earnings to Fixed Charges
                             (in millions)

                                              Three Months Ended March 31,
                                                  2007             2006

Earnings (loss):
  Earnings (loss) before income taxes           $     51          $  (106)

  Add:  Total fixed charges (per below)              434              418

  Less:  Interest capitalized                          9                7
   Total earnings (loss) before income taxes    $    476          $   305

Fixed charges:
  Interest                                      $    207          $   207

  Portion of rental expense representative
   of the interest factor                            224              206

  Amortization of debt expense                         3                5
    Total fixed charges                         $    434          $   418

 Ratio of earnings to fixed charges                 1.10                -

 Coverage deficiency                            $      -          $    113

Note: As of March 31,2007 American has guaranteed approximately $1.1 billion of AMR's unsecured debt and approximately $368 million of AMR Eagle's secured debt. The impact of these unconditional guarantees is not included in the above computation